EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2013	2012	2011	2010	2009
EARNINGS
Pretax income	$304,549	$287,074	$284,406	$254,454	$214,221
Add: Distributed income from affiliates	13,631	9,329	11,676	17,123	5,563
Add: Fixed charges	88,704	91,690	64,341	58,352	60,591
Add: Amortization of capitalized interest	2,677	2,450	2,341	2,303	2,301

Total Earnings	409,561	390,543	362,764	332,232	282,676
Less: Capitalized interest	(5,946)	(4,056)	(3,113)	(3,817)	(2,899)

Adjusted Earnings	$403,615	$386,487	$359,651	$328,415	$279,777

FIXED CHARGES
Interest expense	$59,913	$64,114	$41,832	$37,413	$40,992
Capitalized interest	5,946	4,056	3,113	3,817	2,899
Portion of rents representative of the interest factor	22,845	23,520	19,396	17,122	16,700

Total Fixed Charges	$88,704	$91,690	$64,341	$58,352	$60,591

Ratio of Earnings to Fixed Charges	4.55	4.22	5.59	5.63	4.62